SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                       of

                                    FORM 10-K
                       For Period Ended: February 28, 1997


                          MEDISCIENCE TECHNOLOGY CORP.
                              (Name of Registrant)


                               1235 Folkestone Way
                          Cherry Hill, New Jersey 08034
                     (Address of Principal Executive Office)


                                    33-51218
                            (Commission File Number)











                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.




















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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check appropriate box.)

[   ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[ X ]     (b)     The subject annual report on Form 10-K or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; and


[   ]     (c)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been  attached if applicable.



                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.


































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
                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

             Peter Katevatis                     (609)         428-7952
--------------------------------------------------------------------------------
                  (Name)                      (Area code)  (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         If  so:  attach   an  explanation  of   the  anticipated  change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 [ ] Yes [X] No



         Mediscience Technology Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  May 23, 1995                         By:     /s/ Peter Katevatis
                                                    -------------------
                                          Name:     Peter Katevatis
                                         Title:     Chairman of the Board

















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